UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM 6-K
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CURRENT REPORT
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2024

Commission File Number: 001-39829

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COGNYTE SOFTWARE LTD.
(Translation of registrant’s name into English)
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33 Maskit
Herzliya Pituach
4673333, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	☐

EXPLANATORY NOTE

On November 6, 2024, Cognyte Software Ltd. (the "Company") announced that Ms. Sarit Sagiv has informed the Company of her decision to resign from the Company's Board of Directors, effective immediately in order to pursue other opportunities.
Ms. Sagiv's decision to resign was not the result of any disagreement with the Company on any matter relating to the Company’s business, operations, policies or practices.
This information in this report of foreign private issuer on Form 6-K, is hereby incorporated by reference into the Company’s registration statements on Form S-8 (Files No. 333-252565 and. 333-278837).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNYTE SOFTWARE LTD.

Date:	November 6, 2024

		By:	/s/ Ilan Rotem
			Name:	Ilan Rotem
			Title:	Chief Legal Officer